



Ventures C & A LLC Small Business Bond™

Bond Terms:

Bond Yield: 7.5%

Target Raise Amount: $25,000

Offering End Date: Feb 4, 2022

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $5,000

Company Details:

Name: Ventures C & A LLC DBA Amor Umbrella

Founded: 2018

Address: 19050 SW 125th Avenue,
Miami, FL 33177

Industry: Retailing Merchandise

Employees: 1

Website: https://niurkacastaneda.com/umbrella-shop/

Use of Funds Allocation:

If the maximum raise is met:

$19,125 (76.50%) – Inventory
$5,000 (20.0%) – Marketing & Administrative fees
$875 (3.50%) – SMBX's capital raise fee

Social:

Instagram: 468 Followers; Facebook: 220 Followers; Twitter 22 Followers





Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$20,900	$20,492
Cash & Cash Equivalents	$428	$160
Accounts Receivable	$0	$0
Short-term Debt	$3,920	$0
Long-term Debt	$0	$0
Revenues / Sales	$14,870	$1,757
Cost of Goods Sold	$0	$113
Taxes & licenses	$0	$0
Net Income	-$8,715	-$13,021

Recognition:

Niurka Castaneda, Ventures C & A LLC (DBA Amor Umbrella)'s founder, was the first in her class to expand her project into full scale business.

About:

U.S. Army veteran Niurka Castaneda started Ventures C & A LLC (DBA Amor Umbrella) during a class project at Miami Dade College, having grown it from concept into retail merchandising of Amor Umbrellas' gift of love in the form of heart shaped umbrellas and other branded inventory.

For more information, contact our Customer Support Team at support@thesmbx.com

